Filed by Rite Aid Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

Rite Aid Earnings Q4 2018 Earnings Call Teleconference RAD US
2018-04-12 13:42:15.359 GMT

Event Date: 04/12/2018
Company Name: Rite Aid
Event Description: Q4 2018 Earnings Call
Source: Rite Aid
Q4 2018 Earnings Call

MANAGEMENT DISCUSSION SECTION

Operator:

Good morning. My name is Michelle and I will be your conference operator today. At this time, I would like to welcome everyone to the Rite Aid fourth quarter fiscal 2018 earnings release. All lines have been placed on mute to prevent any background noise. After speakers’ remarks, there will be a question-and-answer session.

I would now like to turn the call over to Mr. Matt Schroeder. Please go ahead.

Matt Schroeder:

Thank you, Michelle, and good morning, everyone. We welcome you to our fourth quarter earnings conference call. On the call with me today is John Standley, our Chairman and Chief Executive Officer; Kermit Crawford, our President and Chief Operating Officer; and Darren Karst, our Chief Financial and Chief Administrative Officer. On today’s call, John and Kermit will provide an update on the business, Darren will provide an update on our fourth quarter results, and then we will take questions.

As we mentioned in our release, we’re providing slides related to the material we will be discussing today. These slides are provided on our website www.riteaid.com under the Investor Relations Information tab. We will not be referring to them in our remarks. We hope you’ll find them helpful, as they summarize some of the key points made on the call. Before we start, I’d like to remind you that today’s conference call includes certain forward-looking statements. These forward-looking statements are presented in the context of certain risks and uncertainties that can cause actual results to differ. These risks and uncertainties are described in our press release in Item 1A of our most recent Annual Report on Form 10-K and other documents that we file or furnish to the Securities and Exchange Commission. Also, we’ll be using certain non-GAAP measures in our release.

The definition of these non-GAAP measure along with the reconciliations to the related GAAP measure, are described in our press release. Also included in our slides are the non-GAAP financial measures of adjusted EBITDA gross profit and adjusted EBITDA SG&A and the reconciliations of these measures to their specific GAAP measure. With these remarks, I’d now like to turn it over to John.

John T. Standley:

Thanks, Matt, and thanks to everyone for joining us on the call this morning. During the fourth quarter, we made significant progress in a number of areas. Our retail pharmacy segment delivered strong results with an increase in adjusted EBITDA over the prior year. Our pharmacy services segment is off to a strong start in the new commercial selling season, and shortly after the quarter ended, we completed our sale of the 1,932 stores to Walgreens.

However, our most significant development was that we entered into a definitive merger agreement with Albertsons to create a truly differentiated leader in food, health and wellness. We’re really excited about the merger.

It makes sense for us strategically and financially. The merger will transform Rite Aid by increasing geographic presence, adding new levers for growth and solidifying our financial strength. As a result, the merger has the potential to create compelling value for our customers and shareholders.

Our board and management believe this merger is the best value enhancing alternative available for the company and our shareholders.

Before I get into more specifics about the merger, let me spend a few minutes talking about our fourth quarter results. Our fourth quarter pro forma adjusted EBITDA from continuing operations was $173.2 million compared to $180.8 million in the prior year period. Pro forma adjusted EBITDA from continuing operations is a new metric that we’re introducing today. It takes our adjusted EBITDA and adds these we would have earned on the Walgreens TSA if all the stores sold to Walgreens were being supported under the TSA for the entire respective period and backs out results for the extra week in fiscal 2017.

In terms of these results, the key highlight was the improvement of our Retail Pharmacy segment adjusted EBITDA compared to the prior year, which was due in large part to stronger gross margin and good expense control. Adjusted EBITDA decreased in the Pharmacy Services segment, primarily due to a decline in commercial business and changes in the composition of our Medicare Part D membership. As I mentioned earlier, we are seeing early success in our commercial and health plan businesses this selling season.

Fourth quarter net loss from continuing operations was $483.7 million, compared to $25.1 million in the prior year period. The key factor was a $325 million income tax expense relating to the revaluation of our deferred tax assets, in connection with the 2017 Tax Act. Another key factor was a goodwill impairment charge of $191 million net of tax to adjust the book value of our Pharmacy Services segment to the amount we paid for EnvisionRx options when we acquired it in 2015. Both of these items were non-cash charges.

Fourth quarter adjusted net loss from continuing operations was $10.2 million or $0.01 per diluted share, compared to adjusted net income of $0.02 per diluted share in last year’s fourth quarter. Darren will provide additional information regarding our financial performance in just a few moments.

Our team did a tremendous job of achieving stronger results in critical areas at a time when we were also transferring a majority of the 1,932 stores and related assets to Walgreens. As of March 27th, we successfully completed the store transfer process in exchange for cash proceeds of nearly $4.2 billion. This put our organization in a much better financial position heading forward. For example, as of March 3rd, our debt from continuing operations, net of cash was approximately $2.9 billion. Overall, the transfer process went very well and we are currently supporting these stores through the TSA. In addition, transfer of the three previously announced distribution centers and related inventory is expected to begin after September 1st.

As we’ve discussed on previous calls, the asset sale was a significant step in positioning Rite Aid to be a financially stronger organization with an even better network of stores and attractive positions in key markets. As we continue to focus on building momentum, we’re also highly focused on making the most of the transformational opportunity to accelerate our strategy through our merger with Albertsons. As a whole, the combined company is expected to operate approximately 4,900 stores including more than 4,300 pharmacies and over 300 health clinics, serving over 40 million customers a week and generating pro forma combined revenues of $83 billion. Adjusted pro forma EBITDA is expected to be approximately $3.7 billion, including full run rate cost synergies.

As previously announced, most of Albertsons’ grocery store pharmacies will be rebranded as Rite Aid, providing us with almost 1,800 additional pharmacy counters along with access to new markets and a stronger presence in the markets where we currently operate. Through our combined store networks, EnvisionRxOptions and RediClinics, we can attract more high value pharmacy customers who are the most valuable customers in food retail.

The merger will also provide us new leverage for growth like the opportunity to leverage Albertsons expertise in food and consumables, and their manufacturing capabilities to further transform the frontend of our stores.

We can use own brand expertise of both companies to create a best-in-class portfolio that increases sales and improves margins. We can use our existing loyalty programs to leverage enhanced analytics that create stronger relationships with our customers. We can also create a world-class omni-channel platform that meets customers when, where and how they want to shop through our various store formats, food and prescription delivery options and online and mobile capabilities.

And finally, Rite Aid and Albertsons management have identified approximately $375 million in potential run rate cost synergies that we believe can be realized by February 26, 2022 with associated onetime costs of approximately $400 million. Rite Aid and Albertsons management have also identified approximately $3.6 billion in potential annual revenue opportunities that we both believe can also be realized by February 26, 2022 with associated onetime costs of approximately $300 million. We recently took an important step toward completing the merger with the expiration of the waiting period under the Hart-Scott-Rodino Act. The merger remains subject to other customary closing conditions, including the approval of Rite Aid shareholders, and we will be setting a date and time for a special shareholder meeting in the coming months. Subject to these approvals, we expect the merger to close in the early part of the second half of calendar 2018. We are also pleased to see the results that Albertsons released yesterday, which showed strong growth in comparable sales and adjusted EBITDA for the fourth quarter.

As we look to make the most of this opportunity to form a powerful combination with Albertsons, we also have a lot of exciting developments underway to strengthen our business at Rite Aid. At this time, I’d like to turn it over to our President and COO, Kermit Crawford for an update on key initiatives in our frontend pharmacy and health care businesses. Kermit?

Kermit R. Crawford:

Thank you, John, and thanks to everyone for joining us today. As John said, in the fourth quarter, we delivered stronger performance in key areas of our business and made important progress in deploying our strategy for the new Rite Aid. One of our most powerful offerings is our wellness+ rewards program, which has been a game changer for our business since it first launched in 2010. Overall, with increased member card use and new member growth in our wellness+ rewards program, our robust customer database has helped us to make better decisions on pricing, product mix and promotions based on the expectations of our best customers. In January, we introduced bonus cash rewards, a simplified new cardholder benefit that has replaced the issuance of 20 points, and is now a key driver in our weekly promotional program. Customers have responded positively to this highly compelling value proposition, which has resulted in more engagement from our best customers.

We continue to be focused on finding new ways to make this highly popular program even stronger. We have integrated sophisticated new tools and technology which incorporate machine learning and enables us to offer our customers multi-channel, hyper-personalized offers in addition to our weekly promotional program.

As we continue our evolution to include more one-on-one marketing, we will not only enhance our customer retention but also benefit our supplier partners by offering more targeted and efficient ways to reach engaged customers. We’re really excited about how our marketing mix is evolving and how these new enhancements to our wellness+ rewards program are helping us grow our business by both strategic and profitably moving forward, benefiting both our pharmacy and front-end businesses. At the same time, we also continue to see positive results from our wellness store format, as these stores continue to outperform the rest of the chain in terms of front-end same-store sales and script count. In my 35 years of experience, these are the best looking stores in our industry and they now make up nearly two-thirds of our retail footprint. We will continue converting additional stores to the wellness format, while constantly challenging ourselves to drive innovation in these stores.

Another key priority is growing our own private label brands. In the fourth quarter, own brand penetration for stores in our go forward network increased by 6 basis points to 18.94%, compared to the prior year period. And we’re working aggressively to grow that number. As John alluded to, this is an area of our business that we’re really excited about in terms of a potential combination with Albertsons.

Food play such a critical role in health and wellness and we have a tremendous opportunity to leverage Albertsons food expertise in providing healthy choices that differentiate our offering, drive customer loyalty and grow profitability in the front-end. In the pharmacy, we continue to make progress on the key initiatives we discussed, including clinical program like immunization and medication adherence. We had an outstanding year with both flu shots and total immunization.

In fiscal 2018, we set an all-time company record for total immunization with 4.4 million. And our go-forward stores administered more than 2.7 million of the vaccination. This is a big win for our team and we continue to emphasize the value of the non-flu immunizations we offer, which protect against health conditions like shingles, pneumonia and whooping cough.

Our success with immunizations highlights the important role our pharmacists play beyond filling prescriptions prescription. At Rite Aid our primary objective in the pharmacy is to serve as the trusted advisor for our patients, like with personalized consultations, supporting medication education and adherence to help patients stay on track managing and improving their health.

To help achieve this goal we remain highly focused on better leveraging enhanced technology like our re-designed mobile app, Onetrip Refill program and text messaging alerts. These capabilities not only make it easier for patients to comply with their medication therapy, they also help us to operate more efficiently, freeing up time for our pharmacists to provide additional services like one-on-one counseling and truly becoming the trusted advisor. At the same time one of our most immediate priorities had been to ensure we have sustainable economics for filling prescriptions.

I’m pleased to report that we continue to make progress in engaging with our payer partners and all major contracts that have been signed for fiscal year 2019. We have better predictability on reimbursement rates and access and more importantly our pharmacy margin improved quarter-over-quarter. We’ve also begun having conversations with client sponsors to potentially participate in additional Medicare Part D preferred network in calendar 2019.

We’ve also initiated the process for finding the best long-term options for effectively managing our drug purchasing costs. As we build momentum in the pharmacy we continue to remain highly focused on script growth, particularly continue to remain highly focused on script growth, particularly through file buys and by further integrating our healthcare businesses into our retail network. As a reminder, we will fully cycle significant planned exclusions by the end of the second quarter, and therefore expect same store prescription count to be stronger in the back half of the fiscal year. On our third quarter call, we also discussed our significant progress with Medicare Part D enrollment for our PBM, EnvisionRxOptions. Through these efforts, we added approximately 188,000 new lives year-over-year as of January. We continue to see strong enrollment for the lock-in period to date through April 1st, 2018 and anticipate steady month-over-month growth through the remainder of the year. We continue to see increased script volume as a preferred pharmacy in Envision’s Medicare network. Our commercial and health plan businesses are seeing early successes this selling season with over 200,000 new lives already secured. We anticipate this sales momentum to continue as the year progresses as RFP volume is up 20% compared to the same period in 2017. To capitalize on the growth in the PBM, we are also launching integrated marketing campaign that leverage Envision’s PBM data and our wellness plus loyalty data aimed at driving Envision members to our stores. Specialty pharmacy continues to be an important opportunity in our go-forward strategy, and we have seen strong growth in this key area of our business. Envision’s specialty revenue for the fourth quarter increased by 14% compared to the same period last year. We also are leveraging Health Dialogs for duped analytic capabilities to identify the best opportunity to improve medication adherence for patients and deliver positive health outcomes, which enhances our value proposition and payer-driven performance networks. And finally Rite Aid clinic continues to provide quality care in convenient retail setting. Our best performing locations have historically been in grocery stores and we see tremendous potential to expand this business through our proposed combination with Albertsons. As I said earlier, we made important progress during the fourth quarter both in terms of our performance in key operational areas and the continued execution of our go-forward strategy. With a stronger network of stores and attractive position in key markets, we have tremendous confidence in our strategy for the new Rite Aid. At the same time, we’re excited about the potential to accelerate this strategy by combining with Albertsons, to create a truly differentiated leader in food, health and wellness.

Thank you for your time. Now we turn it over to Darren Karst, for more information on our financial results. Darren?

Darren W. Karst:

Thanks, Kermit, and good morning, everyone. Today I will walk through our fourth quarter financial results and review our fiscal 2019 guidance. I will also recap our progress on the WBA asset sale and the related use of proceeds, as well as touch on the recent termination of our tax benefits preservation plan. As of March 27, we completed the sale and transfer of all 1,932 stores to WBA under the amended and restated asset purchase agreement and received cash proceeds totaling nearly $4.2 billion. This amount does not include about $220 million that would be received after we sell the three distribution centers to WBA sometime after September 1, 2018. The proceeds received today have been used to pay off all of our $970 million of term loans. We also completed a $900 million excess proceeds offer, which resulted in an aggregate repayment of approximately $49 million under our 2020 notes, our 2021 notes and our 2023 notes. That has freed up cash proceeds to allow us to call the remaining principal on our 91/4% bonds due 2020, which we expect to pay off today. We also permanently reduced our revolve - revolver borrowing commitments from $3.7 billion to $3 billion to reflect our reduced borrowing needs. The receipt of proceeds and pay down of debt in the fourth quarter, gave us a debt balance from continuing operations, net of cash of about $2.9 billion as of yearend and a pro forma leverage ratio of 4.6 times.

With the completion of the sale of stores to WBA our Board of Directors terminated the tax benefits preservation plan that had been originally adopted on January 3, 2018, because it has effectively served its purpose. As a result of the plan, we protected approximately $2.2 billion of Rite Aid’s net operating losses.

I’ll now turn to our review of our fourth quarter results, which reflect the stores that remain as part of continuing operations. Revenues for the fourth quarter were $5.4 billion, which was a decrease of $509 million from the prior year fourth quarter. Excluding revenues of $312 million related to the extra week included in the last included in last year, total year. Total revenues decreased $197 million or 3.5%. Net income for the total company was $767.1 million or $0.73 per share versus a net loss of $21.1 million or $0.02 loss per share in last year’s fourth quarter.

Net loss from continuing operations was $483.7 million versus a net loss of $25.1 million in the prior year. The primary drivers of this difference were an income tax charge of $325 million relating to the revaluation of our deferred tax asset as a result of the 2017 Tax Act, and a goodwill impairment charge of $191 million net of tax.

The effect of the goodwill impairment charge was to adjust the book value of the Pharmacy Services Segment to $2.1 billion which is equal to the basis in the segment at the date of acquisition. Both of these charges were non-cash charges.

Adjusted net loss in the current quarter was $10.3 million or $0.01 loss per share, versus adjusted net income of $19.8 million or $0.02 per share in the prior year’s fourth quarter. Adjusted EBITDA was $157.4 million in the current quarter compared to $167.6 million in the prior year’s quarter. Our results from continuing operations are fully burdened for corporate administration costs that support both continuing operations and discontinued operations. This is without regard to the fact that we will receive payments from WBA under our Transition Services Agreement or TSA, to cover a portion of our corporate administration costs. Fiscal 2018 and fiscal 2017 quarterly results from continuing operations do not include $15.8 million and $24 million of fees respectively that would have been earned if all the stores sold to WBA, were being supported under the TSA for the entire respective period. Pro forma adjusted EBITDA was $173.2 million compared to a $180.8 million in the prior year, adjusted in both periods for the full inclusion of TSA fees and adjusted to deduct the impact of the extra week on the prior year results. This is a new metric that we are providing to provide greater comparability in our results.

The decrease in adjusted EBITDA is primarily due to a decline in our - in EBITDA and our PBM. In our retail pharmacy segment, our results improved year-over-year, as we experienced some stabilization of pharmacy margins, while maintaining control of our costs.

Retail pharmacy segment revenue for the quarter was $4 billion, which was $135.6 million or 3.3% lower than last year’s fourth quarter, adjusted to deduct the impact of the extra week in last year’s results. The decrease was due to lower pharmacy and frontend sales. Overall, same-store sales decreased 1.7% in the quarter. Frontend same-store sales decreased by 0.6%, while pharmacy same-store sales decreased by 2.3%.

Pharmacy same-store script count was down 1.8% on a 30-day adjusted basis, which was caused in part by being excluded from certain pharmacy networks where we were able to participate in last year. Retail Pharmacy segment adjusted EBITDA in the quarter was $124.1 million or 3.1% of revenues, which was $1.1 million higher than last year’s fourth quarter adjusted EBITDA of $123 million.

Total Retail Pharmacy segment gross profit dollars in the quarter were $76.4 million lower than last year’s fourth quarter, but gross margin was 122 basis points higher as a percent of revenues, excluding gross profit of $82.8 million related to the extra week last year, gross profit increased $6.4 million. Adjusted EBITDA gross profit was unfavorable to last year’s fourth quarter by $91.9 million due to the extra week last year, but 77 basis points better as a percent of revenues. The improvement in gross profit - gross margin was due to improved generic drug purchasing and a stabilization of reimbursement rates.

Retail Pharmacy segment SG&A expenses for the quarter were lower by $78.1 million compared to last year’s third - last year’s fourth quarter while SG&A rate as a percent of sales increased by 100 basis points. Excluding SG&A expenses of $75.1 million related to the extra week last year, SG&A was $3 million higher. Adjusted EBITDA SG&A was $92.7 million better than the prior year due to the extra week last year, but 44 basis points worse, primarily due to the negative expense leverage from reduced sales. We did a good job of overall expense control, but still lost some expense leverage due to our lower sales base.

Adjusted EBITDA for the Pharmacy Services segment of $33.3 million was $11.2 million lower than last year’s fourth quarter adjusted EBITDA of $44.6 million. The decrease is in part due to a reduction in revenue and an increase in SG&A expense as we invest for future growth. The Pharmacy Services Segment had revenues of $1.4 billion which was a decline of $65.4 million or 4.3%, primarily due to a decline in commercial business and changes in the composition of our Medicare Part D membership. The changes in our Medicare Part D business is related to our strategic decision to reduce our participation within the low income subsidy market in certain Medicare Part D regions in calendar 2017 and to focus instead on increasing our mix of chooser members which we expect to be a more profitable book of business in the longer term.

In the short run, this strategic shift is resulting in an investment of higher operating cost as we build increased chooser membership. But we think this is the right long-term move for our Medicare Part D business.

As we stated on our last earnings call, we had a very successful 2018 Medicare Part D bid and continue to see strong enrollments since January. We added approximately 188,000 lives year-over-year as of January 2018 and are now covering over 500,000 lives. We expect to grow this base of covered life throughout the remainder of the year as we add enrollments throughout the course of calendar 2018.

Our cash flow statement for the quarter shows a net source of cash from operating activities of $87 million, as compared to a use of $13.9 million in last year’s fourth quarter. The difference is primarily due to reduced inventory and other working capital timing changes. Net cash used in investing activities for the quarter was $44.8 million versus $53.5 million last year. During the fourth quarter, we remodeled 38 stores and relocated six stores. At the end of the quarter, we operated 1,651 wellness stores within our continuing operations, which is almost 65% of the store base. For the fourth quarter, front-end same-store sales in our wellness stores that have been remodeled in the past 24 months were approximately a 173 basis points higher than our non-wellness stores and script growth in these stores was 259 basis points higher.

During the quarter, we received proceeds of approximately $3.3 billion from the sale of 1,554 stores to WBA. These proceeds are shown as a source of cash from investing activities in discontinued operations on the cash flow statement. The related reduction in our revolver borrowings is shown as a use of cash from financing activities in discontinued operations. As I mentioned earlier, our pro forma leverage ratio is 4.6 times.

Now let’s turn to our fiscal 2019 guidance. Our guidance reflects our expectations for continued reimbursement rate pressure and generic purchasing benefits as well as the continued anticipated benefits of our wellness remodel program and other initiatives to grow sales and drive operational efficiencies that Kermit covered earlier. Additionally our guidance does not give effect to our pending merger with Albertsons.

We expect total sales to be between $21.7 billion and $22.1 billion and adjusted EBITDA to be between $615 million and $675 million for fiscal 2019.

Same store sales are expected to be in a range from staying flat at 0% to an increase of 1%. Key items that we expect to drive the improvement in comp store sales include the cycling of plan exclusions in the second half of the year, clinical initiatives and script file buys. As a result we expect the first half of the year to lag these ranges somewhat and the back half of the year to be stronger.

We expect adjusted net income to be in a range of $18 million to $61 million and adjusted net income per share to be in a range of $0.02 to $0.06 per share for fiscal 2019. Our fiscal 2019 capital expenditure plan is to spend approximately $250 million, which includes $60 million for script file buys.

We are planning to open 2 new stores, complete 3 relocations and remodel 132 wellness stores in fiscal 2019. We also plan on closing 43 stores during the year. That completes my portion of the presentation. And I would now like to turn it back to John. John?

John T. Standley:

Thanks, Darren. Before we begin taking questions, I’d like to thank our Rite Aid team for their extraordinary efforts during the quarter and as we begin a new fiscal year. The fourth quarter was a busy time for our organization and from our leadership to our front line associates, we’ve done a tremendous job of staying focused to meet our strategic priorities and deliver a consistently outstanding customer experience to our customers. In fact, during this busy time, overall customer satisfaction has increased this year compared to the previous, which is a testament to just how dedicated our teams are to exceeding the expectations of our customers.

That concludes our prepared remarks for this morning. We’ll now open up the phone lines for your questions.

Q&A

Operator:
Your first question comes from Robert Jones from Goldman Sachs. Your line is open.

<Q>: Hi. This is Nathan Ridge Rich on for Bob this morning. Thanks for taking the questions. John, I just wanted to start with our reimbursement rates, definitely encouraging to hear that you guys have your major PBM contracts locked in for fiscal 2019. I’d assume those rates are now fully reflective of the new store footprint post the asset divestiture to Walgreens. So first, just wanted to get a sense of how those rates in the new contracts compare to your rates prior to the store divestitures? And then, as we think about going forward, the larger pharmacy footprint that you’ll have following the combination with Albertsons, have you started to engage with PBMs and payers about what type of reimbursement rates will like, kind of following the close of the deal? it will look like kind of following the close of the deal?

<A>: So, I can answer - I can answer the last part of the question first, which is no. We can’t have any conversations with any partners about reimbursement rates until after we close the deal. So, that’s not something we can do till we get there. But Kermit do you want to talk about the 19 contracts?

<A - Kermit R. Crawford>: Sure. So Nathan, I would tell you that our reimbursement has stabilized quarter-over-quarter, it’s because of the last two quarters. And when we think about the new footprint, we are having as good or better results as we did before. If you think about the old Rite Aid, we were in certain markets where we were number three or number four in market share and that really didn’t give us the kind of coverage that a payer needs. So, when you - when you think about the new footprint, we have concentration in our stores that could very well be enhanced with the Albertsons acquisition, and therefore we feel very good about the contracts we have in place and our ability to continue to manage our reimbursement going forward.

<Q - Nathan Rich>: Okay. That’s helpful. And then maybe just one on the same-store sales guidance for 2019. You mentioned, I guess cycling the exclusion from certain networks that impacted volumes in fiscal 2018. I was wondering if you could just give us a sense of how much of a drag that actually was to script volumes in fiscal 2018. And you know does the guidance for next year contemplate a return to positive script volumes I guess you know by the back half of the year?

<A>: So, I think the - in terms of the impact, it’s a big piece of our decline currently is network exclusions, it’s kind of got us to where we are and script count is the biggest piece of that decline in terms of the back half, Kermit.

<A>: Yeah.

<A>: Yeah, we will cycle - we will cycle those exclusions at the end of the second quarter. And I would tell you that the back half, we do anticipate you know positive prescription growth in the back half of our business.

<Q>: Great. Thanks very much for the question.

Operator:
Your next question comes from the line of John Heinbockel from Guggenheim. Your line is open.

<Q - John Heinbockel>: So, John let me start with reimbursement environment right and getting these contracts done. I know in the past you know your partners had exerted some pretty significant pressure on you. Do you think there has been a change, I saw it from your different footprint, you know a change in relationship, their approach, because I think there has been some frustration right on your part about that pressure particularly on generics. Is there now a different mindset in the dialogue you’re having with them such that this stabilization or normalization we want to call it you know is kind of here for the longer term?

<A - John T. Standley>: Tough question to answer. I mean I think you know a couple of thoughts John I think one, you know if I looked at you know others in my space and looked at their margin over the last couple of years, it has suffered as well and we probably should expect sort of benchmark ourselves based on public information. I think one of the frustrations on our side is that, as that margin eroded we’ve really did have some of the same opportunities I think to gain access to additional customers that’s probably where you know the Walgreens merger overhang really manifested itself I think on our results and in fact you know we lost a couple of networks that we got you know cycle our way around here.

I don’t think that the reimbursement rate I don’t think that the reimbursement rate environment in the long term is going to - is going to be great or stable or whatever, I think it’s always a challenge. And when we talk about pharmacy margins stabilizing, we have some reimbursement rate loss, but Kermit and team have also have done a great job on the purchasing side. And as you know, our challenge is always to try and get those two things to match up, and we find enough value on the purchasing side to offset what’s happening in the marketplace in terms of rate erosion. So rate erosion continues, but not at the same rate you know right now, but in terms of what’s been contracted for fiscal 2019 that we saw in fiscal 2017 and 2018.

So in that sense it’s more stable. And we found some good value late last year, going into this year, that’s really helping us on the generic purchasing side. But as I look forward, I still see it as a very competitive marketplace with you know three payers you are close to 70% of our business, who can still kind of at their whim exert a lot of influence over us. So it still remains a challenging environment.

But I do think as Kermit just talked about the kind of refocus store base makes the conversations a little clearer in terms of what our value is to their networks versus where I think it may have been a little bit muddled before. So in that sense, I think you know the conversations are a little bit better.

<Q>: And then maybe as a segue to that, right, so as part of the Albertsons S-4, right, you have your long range forecasts out there, which are pretty robust, maybe just high level, when you think about particularly growing the top line those kind of rates, is that - that almost has to be driven by PBM growth as opposed to core retail...

<A>: That’s right.

<Q>: ...or would you actually think you know core retail can grow a lot faster than it has maybe not just in the last year or two, but you know even going back five years?

<A>: Yeah. I think - we think there is some growth opportunity for core retail but the PBM is the bigger driver.

<Q>: Okay, thank you.

<A>: You’re welcome.

Operator:

Your next question comes from Charles Rhyee from Cowen. Your line is open.

<Q - Charles Rhyee>: Yeah thanks, thanks for taking the questions. Just had a quick question around on you know sort of you mentioned that generic purchasing - generic purchase was positive in the quarter. Can you maybe elaborate a little bit more on that and discuss maybe your relationship with how - with McKesson at the moment and perhaps how those discussions have changed now with the Albertsons deal?

<A>: Yeah well I’m you know I think Kermit can you know provide some color on generic purchasing in the quarter. You know in terms of you know where we are with McKesson we are you know in a conversation with them as you’d expect about you know how we can go move forward. You know you probably have to ask McKesson their view on you know how the Albertsons transaction kind of stirs into that. You know but from our perspective it does over time you know give us more scale from a purchasing perspective which you know we’re going to do our best to leverage as we go forward.

<A>: Hey Charles the only thing I’d would add I think you know our — the way we’re working with McKesson and Claris One today. If you think about the from a McKesson point of view you know they didn’t know what Rite Aid was going to be around as a part of the Walgreen deal and now you know we’ve gotten back to having constructive conversations understanding that we do have an option to enhance our purchasing. So we’re looking to you know find - that’s you know most economic source for us to buy our drugs going forward both brand and generic.

<Q - Charles Rhyee>: Okay that’s, that’s, I’m sorry go ahead.

<A>: And I would just comment you know we do think there is a - you know a potential purchasing synergy related to Albertsons down the line here when we can get to it.

<Q>: Right. Okay, thanks. And just another question, you know you talked about the number of stores you relocated and the new ones you’ve opened, can you kind of remind us what sort of - how many stores you see as opportunities for relocation and how does that change now with Albertsons coming into the mix? That sort of what’s the strategy there is?

<A>: Yeah. I don’t think it changes it dramatically, we still have you know I don’t know if I have exact number on top of my head, but we still have some stores we need to relocate, it’s still a good opportunity for us. We still have some stores that need to get to the wellness format. We are working our way through the store base, so as we look at what’s left, it is a group of relocation opportunities combined with remodel opportunities, but there are some about there for us still, some good returns to be made some good investments to make.

<A>: Yeah. I mean the thing I would add is we’ve got about 65% of the existing store base that are wellness stores. Probably by the time we get through fiscal 2000 - the current fiscal year, we’re probably closer to 70%.

So a piece of that 30% is our relocation opportunities. There are still some additional remodel opportunities, so I think that - we’ll get to that in due time.

<A>: Right. And I think if you want to kind of layer Albertsons on top of that, I think what comes out of that is the opportunity to maybe get to some freestanding drug stores and some new markets as we move forward. So we get into some pretty exciting new geographies in Arizona and Texas, Chicago there’s some pretty compelling markets there for us to think about in terms of where we want to invest.

<Q>: Okay. And that’s helpful, and maybe my last question. Can you remind us again, I remember you used to give metrics around the improvement in same store sales from the new wellness format stores, are those metrics still - would you say those are still relevant in terms of how we think about sort of the improvement in performance as you shift the format or relocating stores?

<A - John T. Standley>: Darren?

<A - Darren W. Karst>: Yeah. I think - I think those are still relevant. I actually think I mentioned it in my comments. The frontend, I think, it was like 170 some basis points and the script growth was about 250 basis points higher in the wellness stores than versus the non-wellness stores. And that’s been...

<Q>: Okay.

<A - Darren W. Karst>: ...that’s been pretty consistent...

<Q>: Okay, great.

<A - Darren W. Karst>: ... quarter.

<Q>: Okay. Thank you very much.

Operator:

Your next question comes from Ross Muken from Evercore. Your line is open.

<Q - Ross Muken>: Hi. This is Elizabeth Anderson in for Ross. I was wondering if you could elaborate on some of your commentary in terms of the frontend for fiscal 2019 I saw that you obviously had stabilized sort of Q-over-Q. But I just wanted to sort of understand that outlook, helpful in giving that commentary on the script side.

<A>: Well, we think we’re going to continue to benefit from additional development investments in wellness stores [indiscernible] (00:46:28) you’ve mentioned I think in your talk in terms of - in terms of wellness+ some of the exciting things that we have.

<A>: Yeah. So I think there is a number of a thing. We talk about cycling plans that we’ve been excluded from. We talked about other programs - other clinical program like our immunization program. We had a hugely successful flu season last year, but we’re also doing very well on our non-flu immunization, things like shingles and pneumonia and whooping cough. But we have the ability to provide all 17 CDC approved vaccinations in the states that allow it. So that helps to grow our business. Things like medication adherence, we’re working very closely with a health dialogue in our we’re working closely with Health Dialogue in our predictive analytics to drive better overall adherence. We’ve also done some technology improvements with our One Shot Refill and using our mobile app. So all of these things are driving better overall retention of our business and in our - and conscript growth.

<A>: So that kind of brings that to the frontend. The headwind on the frontend, a piece of it has been, it had some customer loss in the pharmacy and those are pretty good frontend customers, so we’ve had a little bit of a headwind there. So as we come around the back half of the year, and we cycle that impact, that puts us I think in a better position to show to achieve some positive comps there. But again one was plus, has got the bonus cash program that we’re launching, we’re continuing to work on merchandising efforts, we’ve got the wellness stores, we’ve got I think a number of exciting things that we’re also working on the frontend of the store.

<Q>: Okay. Perfect. That’s really helpful. And then, how are you thinking about retail SG&A going forward? Obviously, there is a store basis, changed a little bit, it’s kept up with the percentage of sales, so on a per sale — per store basis, it remains steadier. Is that something you’re looking to make sort of changes to or you sort of happy with levels of how things are now?

<A>: Yeah, I mean I think couple, I’ll give you a couple of comments there.

One is we’ve de-leveraged ourselves a little bit here with top line challenges, so as we get into the back half of the year and get some growth back in the sales, that will help a little bit in terms of as a percent. I think on the dollar side, we’re always looking for ways to run our business more efficiently and we’ve got some initiatives to work through this year on the cost side, we’ve done some things operationally in terms of how we provide supervision to the stores and field structure and things like that’ll benefit this fiscal year. But we’re also facing some headwinds in terms of wage rates, we’ve got some wage increases that we’ll see across various markets. And so we’ve got some things built into our plan for that as well.

<Q>: Okay. Thanks.

<A>: Nothing, nothing out of the ordinary fairly consistent with the past.

<A>: Yeah.

<A>: But we - yeah, we’ve definitely got some opportunities to continue to take costs out of the system.

<Q>: Okay. Great. Thank you very much.

Operator:

Your next question comes from the line of Lisa Gill from JPMorgan. Your line is open.

<Q>: It’s actually Mike Munchak for Lisa. Thanks for taking the questions. So just, first going back to the generic purchasing efficiencies being a tailwind to fiscal 2019, from a timing standpoint does that assume that you reached the decision with regards to your drug purchasing contract at some point in fiscal 2019 and those economics are flowing through as it relates to that fiscal 2019 outlook or is that more of a fiscal 2020 opportunity, just any color there you can provide will be helpful?

<A>: That’s more of a fiscal 2020 opportunity.

<A>: Yeah.

<Q>: Got it. And then the PBM operating profit was down pretty significantly year-over-year. Can you talk about the main driver there, it seemed like it was more on the OpEx side versus our expectations, is this sort of a new run rate we should anticipate going forward or is there some of those costs that can go away over time?

<A>: Yeah. So, I think there’s kind of two dynamics of at work there. One, I think we talked a little bit about as we were kind of hanging around on the Walgreens deal, we had a tough selling season last year to put new lives into the PBM this year, I think people were just kind of waiting to understand what’s the future of the PBM was. As we have come out of that overhang into this year’s selling season we’re - you know as we mentioned I think in our talk here a few moments ago, we’re seeing some very robust pipeline activity and some early wins that are very encouraging coming out of the gate, obviously there’s no assurances in terms of how the selling season will finish out, but we are off to a very strong start in the selling season. And accordingly, we have built a lot of additional infrastructure at Envision for growth, and also to improve compliance and customer service and a number of things as we’ve invested in the assets. So we are carrying some SG&A there, but we think it’s important SG&A to help us grow the business and provide the level of service that’s going to help differentiate us in the marketplace.

So I think as we work our way through this fiscal year on a year-over-year basis, the PBM will be under a little bit of pressure, but we hope to show that we’re gaining lives that will drive revenue in the following year. So it’s really an investment for next year.

<A>: And we built all that into our overall guidance.

<A>: Overall guidance.

<Q>: Got it. I appreciate the comments.

<A>: Yeah.

Operator:

The next question comes from George Hill from RBC. Your line is open.

<Q - George Hill>: Hey good morning guys. I think a lot of my kind of housekeeping questions have been answered. John, I wanted to ask about how are you guys thinking about how - I guess, how dynamic the market has been in the last several months? And I guess the role that the clinics are going to play in the combined company going forward given the vertical industry tie ups that we’re seeing? And then I’ve got a quick follow-up on the PBM.

<A>: Yeah. It’s definitely a very, I think dynamic you know period of time in the industry that, the big takeaway for me from a lot of this, and I think I’ve mentioned it before, is just I think a realization of the value that we create in terms of how we interact with customers and patients every day. A lot of the value that we create manifests itself somewhere down the line based on whoever is taking risks on the life.

Clearly there’s a lot of focus on access to lives with a lot of this consolidation in the marketplace. And so I think it’s not only important and you know we have a PBM but it’s also important that we’re a great partner as we move forward here for payers and others who own lives and so I think clinics do play a critical role in that in combination with our pharmacies.

We have an outstanding opportunity at Albertsons; there is a lot of clinic space that’s actually already built out at Albertsons.

And so, as we you know bring the transaction to a close, we’re going to have the opportunity fairly quickly, you know we’ll have to do a little bit of work on that space, but we’ll be able to [indiscernible] 00:53:32 get some additional clinics open and really grow our clinic business, gain access to new customers and have I think an important lever in discussions or an important capability in discussions with various partners as we go forward.

<Q>: Okay. That’s helpful. And then I guess as we think about the PBM business and let’s say if we assume that the deals that we see in the market come to close, where do you think becomes the niche for the Envision/PBM business? And I guess do you think of it more as a government facing PBM business or are there specific niches on the commercial side where you feel like you can exploit and the company has got a chance to take market share given kind of what we’re seeing in the market?

<A>: Yeah. So, our - you know our niche today is really kind of more I’d say primarily in the midsized market. You know we win and compete very effectively for health plans and commercial business in that space. And I think that market is still going to be very much available to us. I think there is going to be a lot of clients who don’t want to have you know necessarily have bundled healthcare insurance and pharmacy coverage in the same plan. So, I think there is going to be a number of health plans who will potentially look at these big aggregated entities and say well you know I think I’d rather be independent from them in terms of how I go to market. So, I think there is going to be lots of spots here for us to be very competitive in the marketplace and differentiate ourselves in terms of the fact that we’re a fully capable freestanding, kind of unaffiliated if you will, PBM in the marketplace.

<Q>: Okay, all right. Thank you.

Operator:

Your next question comes from William Reuter from Bank of America. Your line is open.

<Q - William Michael Reuter>: Good morning. When I look at your guidance for 2019 adjusted EBITDA, it’s relatively flattish year-over-year. I was wondering if you could talk a little bit about the puts and takes between the retail side and the pharmacy services side of the business and I guess which one maybe we might expect growth versus declines in?

<A>: Yeah. I guess the Pharmacy Services business is down a little bit. And the - in general the retail business is up a little bit. So that’s probably the mix between - between those two things. We’ve got a little bit of sales growth obviously built into the retail side of the business, so that’s - that’s helpful in terms of driving profitability in that part of the business.

<Q - William Michael Reuter>: Okay, that’s helpful.

<A>: I think - it’s an important year...

<Q - William Michael Reuter>: I’m Sorry.

<A>: And it’s an important year for us to not only show I think some stability from an earnings perspective but as we get to the back half year to show growth that’s really the thing in this guidance that’s critical.

<A>: Right. And to some extent the Pharmacy Services business is a little bit of a building year.

<A>: Exactly.

<A>: And we’ve talked about how we’re off to a pretty good start in the selling season. So we expect that to kind of grow over - grow over the year and really we’re probably looking beyond that into the following year.

<A>: Right.

<A>: So it’s a significant to kind of growth year.

<A>: Manifest itself in 2020 what we get done this year.

<A>: Yeah.

<Q - William Michael Reuter>: Great. No it sounds like long-term that’s certainly where you guys believe the opportunity is and even in 2020 as well.

Okay. And then in terms of the sale proceeds from the DCs which will be in the fall of this year, do you have thoughts on what you might be using that $220 million for?

<A>: Well. I mean the original intent was to continue to just repay debt. So I don’t think we have a different viewpoint on that at this point.

<Q>: Okay. And then just lastly, earlier you mentioned that the reimbursement rate pressures that you’re going to experience this year will not be as much as 2017 and 2018. I don’t have a sense at all for just what type of quantification that we’re talking about. Is there anything you can provide in terms of what it was in 2017 and 2018, or what you expect for 2019?

<A>: I mean, I guess what I would just tell you is, we see a more stable margin environment this year where we saw substantial declines last two years, that’s probably the best way you can go and look at it.

<Q>: Okay. But in terms of numbers, there’s nothing that you guys have talked about or that you could provide to us?

<A>: No. I would just - I would just say, if you looked at our EBITDA declines the last couple of years, it’s very much driven by the decline in reimbursement rates that we’ve seen. So if you want to quantify the impact, that’s the single biggest driver of the pressure we’ve seen on EBITDA.

<Q>: That makes sense. I’ll pass to others. Thank you.

Operator:

Your next question comes from Joe Stauff from Susquehanna Investments. Your line is open.

<Q - Joe Stauff>: Thanks very much. Good morning. I wanted to ask just I realize this is an earnings call, specifically to Rite Aid. But as you know your stock obviously is geared to the value of the pro forma company. And as a result of that, I think there is certainly some difficulty looking just how your stock has behaved since for the announcement. There is some difficulty getting your hands around basically the entire organization, that is investors. And I was wondering when or what you guys plan to do to really try to make the case with respect to the pro forma company and the benefits and how that accrues or gears into the stock?

<A>: Sure. I mean I think a couple of thoughts. I mean one is, we’re - as you know we’re working our way through a process here. So, we have got an S-4 on file which has a lot of great information I think about the combined company included in it. We’ve got some great investor information you know on our website. Now that we have you know all the information with this earnings release here kind of in the marketplace, we’ll be you know doing our work kind of on the investor relations side here to kind of get out and tell our story in terms of the value this creates for our shareholders and why we believe this makes sense, and so we’ll be doing some work here over the next couple of months to do that.

<Q>: Okay. And I guess the expected close for the transaction, I know historically you said end of the summer, let’s say for illustration its September 1, would the shareholder vote effectively then be say planned in mid-July to late-July or would you expect that to occur earlier?

<A>: So, I mean in terms of process here we’ve got an S-4 on file; it goes through a review process. We will have to update that document as our numbers get stale, some are probably already stale some are getting stale. So we’re going to get - we’ve got to get a 10-K filed which we’ll get done here in the next couple of weeks, we’ll update that S-4 and re-file it with those numbers and once cleared by the SEC, we can then move to a proxy phase, get a proxy you know printed and sent out and we’ve got a waiting period for everybody have a chance to review the proxy and whatnot.

And so, just when you sort of time the whole thing out, yeah that shareholder vote is probably out in July somewhere, is roughly depending on how things sort of play out. We can close once the shareholder vote is done, you know...

<Q>: Okay.

<A>: So, within this...

<Q>: Thanks very much.

<A>: Okay.

Operator:

And your final question for the day today will come from Carla Casella from JPMorgan. Your line is open.

<Q - Carla Casella>: Hi. Can you hear me all right?

<A>: Yes.

<A>: Yes.

<Q - Carla Casella>: Okay. Great. You’ve talked about debt pay down with all of the assets and proceeds, can you give us any more color on the timing of the 2021 or 2023 notes, and whether those 2023 notes would be refinanced even if Albertsons deal were not to close?

<A>: Yeah. So, we probably will be in the not too distant future going out with another asset sale proceeds offer, because we still have some asset sale proceeds. So, that’s something that I suspect you can expect. But beyond that, I don’t think we’re really commenting on what we’re doing in terms of paying off those other two securities.

<Q - Carla Casella>: Okay, great. And then, the DC transfer, could you start that at September 1st, is that something that takes like a month or is that six months, how long is that process typically?

<A>: Well, what we’ve said is that we expect that after September of 2018, it’s really up to WBA when they’re prepared to take those DCs. And so it could technically, you know I think somebody referred to it occurring in fall, it may or may not happen in fall, it’s just what we have publically said is after September, so it could be several months, or even longer than that.

<Q>: Okay.

<A>: And I don’t think they all have to go as one.

<Q>: All right.

<A>: One at a time.

<Q>: And the store closures, are those weighted to more the frontend or back half of the year? And I’m assuming they’re all at lease renewal period?

<A>: They’re more in the front of the year Carla. And I think it’s a combination of renewal period, and maybe some opportunistic closures in the portfolio.

<Q>: Okay. And then you gave a pro forma, or you gave a tax estimate in your guidance, but did you give a tax rate that you expect going forward?

<A>: Well, I think the cash tax is very minimal going forward Carla, you know from a rate standpoint, you know I think it’s probably something closer to kind of a standard marginal rate. So...

<A>: It can get - it can get bounced around.

<A>: Yeah. But I think it bounced around [indiscernible] hesitant to give you an exact number.

<A>: I mean I think it is probably 28%, 30%, but it can bounce around because of discrete item.

<A>: Right.

<A>: And our probably the more relevant item is our cash taxes, which is in the range of about $10 million to $15 million.

<Q>: Okay. Great. And then...

<A>: And we still have an NOL left even after all the sales.

<Q>: Okay. That’s helpful. And then just one clarification. You’ve got some questions already on the pharmacy purchasing and what’s the timing on the decision to use either the Walgreen network or renegotiating with McKesson.

<A>: Well, our McKesson agreement goes through March of 2019, so unless we’re going to re-up with McKesson, we probably won’t be making a change until after the McKesson contract expires.

<Q>: Okay great. And then one last housekeeping, do you have an estimate or approximately a pro forma rent expense after you’ve sold all of the stores to Walgreens?

<A>:

<A>: top on my head. I mean that honestly will be in our 10-K, when we file in a couple of weeks, we’ll have it. And actually we have a recast 10-K that we put out there with one of the S-4 that has rent from continuing operations. I think that’s a number if you go that footnote, it will give you a pretty decent idea.

<Q>: All right. Okay, sorry I missed that. Thank you.

<A>: Sorry, I don’t know that.

Unverified Participant:

Okay, great. Thanks everybody for joining us this morning, we appreciate it.

Thank you.

Operator:

Thank you everyone. This will conclude today’s conference call. You many now disconnect.

[Call Ended]

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Cautionary Statement Regarding Forward Looking Statements

Statements in this communication that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Rite Aid’s outlook for fiscal 2019, the pending merger (the “Merger”) between Rite Aid and Albertsons Companies, Inc. (“Albertsons”); the expected timing of the closing of the Merger and the subsequent closings of the sale of Rite Aid distribution centers and assets to Walgreens Boots Alliance, Inc. (“WBA”); the ability of the parties to complete the Merger considering the various closing conditions to the Merger; the ability of the parties to complete the distribution center closing considering the various closing conditions applicable to the distribution centers and related assets being transferred at such distribution center closing; the outcome of legal and regulatory matters in connection with the Merger and the sale of stores and assets of Rite Aid to WBA; the expected benefits of the transactions such as improved operations, growth potential, market profile and financial strength; the competitive ability and position of Rite Aid following completion of the proposed transactions; the ability of Rite Aid to implement new business strategies following the completion of the proposed transactions and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, our high level of indebtedness and our ability to make interest and principal payments on our debt and satisfy the other covenants contained in our debt agreements; general economic, industry, market, competitive, regulatory and political conditions; our ability to improve the operating performance of our stores in accordance with our long term strategy; the impact of private and public third-party payers continued reduction in prescription drug reimbursements and efforts to encourage mail order; our ability to manage expenses and our investments in working capital; outcomes of legal and regulatory matters; changes in legislation or regulations, including healthcare reform; our ability to achieve the benefits of our efforts to reduce the costs of our generic and other drugs; risks related to the proposed transactions with WBA, including the possibility that the remaining transactions may not close, or the business of Rite Aid may suffer as a result of uncertainty surrounding the proposed transactions; risks related to the expected timing and likelihood of completion of the Merger, including the risk that the Merger may not close due to one or more closing conditions to the Merger not being satisfied or waived, such as the remaining Ohio Department of Insurance regulatory approval not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the Merger or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability to realize the anticipated benefits of the proposed transactions with Albertsons and WBA; risks related to diverting management’s or employees’ attention from ongoing business operations; the risk that any announcements relating to the Merger could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the Merger and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; the risk that Rite Aid’s stock price may decline significantly if the Merger or sale of distribution centers and related assets to WBA is not completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transactions; potential changes to our strategy in the event the remaining proposed transactions do not close, which may include delaying or reducing capital or other expenditures, selling assets or other operations, attempting to restructure or refinance our debt, or seeking additional capital, and other business effects. These and other risks, assumptions and uncertainties are more fully described in Item 1A (Risk Factors) of our most recent Annual Report on Form 10-K and in the registration statement on Form S-4, as it may be amended, that was filed with the SEC by Albertsons on April 6, 2018 in connection with the Merger, and in other documents that we file or furnish with the Securities and Exchange Commission (the “SEC”), which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward- looking statements, which speak only as of the date they are made. Rite Aid expressly disclaims any current intention to update publicly any forward-looking statement after the distribution of this communication, whether as a result of new information, future events, changes in assumptions or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared and Albertsons has filed with the SEC on April 6, 2018 a registration statement on Form S-4 that includes a proxy statement of Rite Aid that also constitutes a prospectus of Albertsons. The registration statement is not yet final and will be amended. Rite Aid will mail the proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Rite Aid, free of charge, from the SEC’s Web site (www.sec.gov). Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s Web site (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations. Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on Albertsons’ website at www.albertsonscompanies.com.

Participants in Solicitation

Rite Aid, Albertsons and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the registration statement on Form S-4, including the proxy statement/prospectus, as it may be amended, that has been filed with the SEC on April 6, 2018. Other information regarding the interests of the participants in the proxy solicitation may be included in the definitive proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.